Exhibit 99.1

Green Circle Decarbonize Technology Limited Announce Share Capital Increase and Share Capital Alteration

Share Capital Increase and Share Capital Alteration became effective on August 14, 2026 on NYSE American Market.

Hong Kong, August 18, 2026 – Green Circle Decarbonize Technology Limited (the “Company”) (NYSE: GCDT), a Cayman Islands holding company that, through its Hong Kong subsidiary, Boca International Limited, develops and manufactures Phase Change Material (PCM-TES) storage systems designed for cooling and heating applications, today announced that it has effected an increase in its authorized share capital (“Share Capital Increase”), and an alteration to its share capital structure (“Share Capital Alteration”). These actions were approved by the board of directors of the Company on 17 July 2026 and August 6, 2026, and by the Company’s shareholders at the Extraordinary General Meeting Held on August 10, 2026 at 10:00 am Hong Kong time (equivalent to August 9, 2026 at 10:00 pm Eastern time).

Share Capital Increase

The Share Capital Increase, approved as an ordinary resolution, increased the authorized share capital from US$50,000 divided into 50,000,000 shares of a par value of $US$0.001 each (the “Ordinary Shares”) to US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 (the “Share Capital Increase”).

Share Capital Alteration

As the Share Capital Increase has taken effect, the Share Capital Alteration, approved as a special resolution, amended the share capital of the Company by:

1.	Authorized Share Capital Change: Re-designating the authorized share capital from US$5,000,000 divided into 5,000,000,000 shares of a par value of US$0.001 each as 4,993,640,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and 6,360,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”), with rights, privileges, and restrictions as set out in second the amended memorandum and articles of association (the “New M&A”) of the Company adopted as part of this special resolution.

2.	Issued Share Capital Change: all ordinary shares were re-designated as Class A ordinary Shares on a one-for-one basis and then the Company repurchased the following issued and outstanding Class A Ordinary Shares and issued equivalent number of Class B Ordinary Shares as consideration as follows:

a.	5,280,000 Class A Ordinary Shares held by Joyful Star Limited were repurchased and in consideration 5,280,000 Class B Ordinary Shares were issued;
b.	1,080,000 Class A Ordinary Shares held by Green Circle Limited were repurchased and in consideration, 1,080,000 Class B Ordinary Shares were issued;

3.	M&A Amendments: the memorandum and articles of association of the Company was amended by the adoption of the New M&A to reflect the new share structure, including the rights and privileges of Class A and Class B Ordinary Shares. Each Class A Ordinary Share will carry one (1) vote per share, and each Class B Ordinary Share will carry fifty (50) votes per share.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Chief Financial Officer

Email: louis.leung@vbg.com.hk